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                                                                    Exhibit 99.1

(CINRAM LOGO)
2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE
FOR IMMEDIATE RELEASE

                        CINRAM INTERNATIONAL INCOME FUND
                       APPOINTS J. BRUCE TERRY AS TRUSTEE

TORONTO (DECEMBER 19, 2006) - The Board of Trustees of the Cinram International Income Fund (the "Fund") (TSX: CRW.UN) today announced that it has appointed J. Bruce Terry as a trustee.

"We are very pleased to welcome Mr. Terry to our Board," said Henri A. Aboutboul, Chairman of the Board of Trustees. "His broad-based strategic, financial, operating and business development experience as well as his intimate knowledge of the packaged goods industry will be a valuable asset to our Board."

J. Bruce Terry is Executive Vice-President and Chief Financial Officer for Sobeys Inc., a leading Canadian grocery retailer and food distributor. Prior to joining Sobeys Inc. in January 2005, Mr. Terry held progressively senior positions with domestic and international businesses including McCain Foods Limited, Shoppers Drug Mart, Tricaster Management Inc., Gulf Canada Corporation, Imperial Oil Limited and Marsh Canada. During his 24-year career, Mr. Terry has overseen the establishment and growth of domestic and international operations for treasury, accounting, corporate finance, taxation, risk management, legal, information systems and technology, internal audit, planning and strategy.

Mr. Terry has an MBA from The University of British Columbia, an Honours BA in Economics from York University and is a member of the Sauder School of Business Advisory Board, the C.D. Howe Institute and the Marsh Canada Advisory Board.

ABOUT CINRAM

Cinram International Inc., an indirect wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

FOR MORE INFORMATION:
Lyne Beauregard Fisher
Tel: (416) 321-7930
lynefisher@cinram.com


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